SP 3/4/03

VF 3-3-03

03002408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8-52169

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VisionQuest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5250 Camden Lakes Parkway
(No. and Street)

Acworth (City) GA (State) 30101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Masters (770) 975-8250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA PC
(Name – *if individual, state last, first, middle name*)

2126 Powers Ferry Rd, Ste 350, Atlanta, GA 30339
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin C. Masters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vision Quest Securities, LLC., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ERIKA H. PROVANCHA
MY COMMISSION EXPIRES
JULY 14, 2006
PAULDING CO., GA.
NOTARY PUBLIC

Signature

Title

Erika H. Provancha
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISIONQUEST SECURITIES, LLC
FINANCIAL STATEMENT AND SCHEDULES

For the Years Ended
December 31, 2002 and 2001
With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Owner
of VisionQuest Securities, LLC

We have audited the accompanying statement of financial condition of VisionQuest Securities, LLC as of December 31, 2002 and 2001 and the accompanying statements of operations, cash flows and member's equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of VisionQuest Securities, LLC as of December 31, 2002 and 2001 and for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 6, 2003
Atlanta, Georgia

VISIONQUEST SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS

	2002	2001
Cash	$ 6,800	$ 6,014
Total assets	$ 6,800	$ 6,014

LIABILITIES AND MEMBER'S EQUITY

	2002	2001
Liabilities	$ -	$ -
Total liabilities	-	-
Member's equity	6,800	6,014
Total liabilities and member's equity	$ 6,800	$ 6,014

The accompanying notes are an integral part of these financial statements.

VISIONQUEST SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Investment banking	$ 9,660	$ 20,721
Total revenue	9,660	20,721
EXPENSES:		
Management fee	8,859	23,440
Other operating expenses	15	19
Total expenses	8,874	23,459
NET INCOME	$ 786	$ (2,738)

The accompanying notes are an integral part of these financial statements.

VISIONQUEST SECURITIES, LLC
STATEMENT OF MEMBER'S EQUITY
For the YearsEnded December 31, 2002 and 2001

	Paid In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2000	$ 13,100	$ (4,348)	$ 8,752
Net Loss	-	(2,738)	(2,738)
Balance, December 31, 2001	$ 13,100	$ (7,086)	$ 6,014
Net Income		786	786
Balance, December 31, 2002	$ 13,100	$ (6,300)	$ 6,800

The accompanying notes are an integral part of these financial statements.

VISIONQUEST SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 786	$ (2,738)
Net cash provided (used) by operating activities	786	(2,738)
NET INCREASE (DECREASE) IN CASH	786	(2,738)
CASH, at beginning of year	6,014	8,752
CASH at end of year	$ 6,800	$ 6,014

The accompanying notes are an integral part of these financial statements.

VISIONQUEST SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: VisionQuest Securities, LLC was organized as a Georgia Limited Liability Company in 1999. The Company became an independent registered broker-dealer and a member of the National Association of Securities Dealers in 2000. The Company's business is to offer investment banking services.

The Company is wholly-owned by an entity that provides the Company with office facilities and administrative services (see Note 4).

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owner and no liability for income taxes is reflected in the accompanying balance sheet.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

NOTE 2--NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $6,800, which was $1,800 more than its required net capital of $5,000.

NOTE 3—RELATED PARTY TRANSACTIONS

The Company occupies office facilities provided by a related entity that is its owner. In addition employee and other administrative costs are provided by the related entity. Under the terms of the agreement, the Company pays discretionary management fees to its owner. However, no management fees may be paid if such payment causes a net capital violation under Securities and Exchange Commission rules or the laws of any state where the Company is registered to do business.

NOTE 3—RELATED PARTY TRANSACTIONS (CONTINUED)

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions with the related entity did not exist.

NOTE 4—CONCENTRATIONS

The Company earned substantially all of its revenues from two customers during 2002 and 2001.

VISIONQUEST SECURITIES, LLC

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2002

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

VISIONQUEST SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2002

Net Capital	
Total member's equity qualified for net capital	$ 6,800
Deduction for non-allowable assets	-
Net capital before haircuts	6,800
Less haircuts	-
Net capital	6,800
Minimum net capital required	5,000
Excess capital	$ 1,800
Aggregate Indebtedness:	
Liabilities	$ -
Ratio of aggregate indebtedness to net capital	-

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2002

There was no difference between net capital as reported in FOCUS, Part IIA, and the accompanying financial statements.

VISIONQUEST SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2002

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(1) of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Owners of
VisionQuest Securities, LLC:

In planning and performing our audit of the financial statements of VisionQuest Securities, LLC for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by VisionQuest Securities, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ended December 31, 2002 and this report does not effect our report thereon dated February 6, 2003.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 6, 2003
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC